Exhibit 4.2
Resolution
of the Board of Directors of
UBS AG, Zurich and Basel,
on ordinary capital increase
The Board of Directors of UBS AG, passes this resolution after taking into account the following considerations:
A.	On April 1, 2008, UBS AG (the Company) entered into an underwriting agreement with J.P. Morgan Securities Ltd., Morgan Stanley & Co. International plc, BNP Paribas and Goldman Sachs International regarding a rights offering in the amount of approximately CHF 15 billion (the Rights Offering).
B.	On April 23, 2008, the annual general meeting of the Company approved an ordinary share capital increase from currently CHF 217,224,609.80 (as registered in the commercial registers of the Cantons of Zurich and Basel-Stadt) by a maximum amount of CHF 125,000,000 to a maximum of CHF 342,224,609.80 through the issuance of a maximum of 1,250,000,000 fully paid registered shares with a par value of CHF 0.10 each at an issue price of CHF 0.10.

The annual general meeting further authorized the Board of Directors to determine (i) the final number of shares to be issued and (ii) the subscription price.
In light of the above considerations, the Board of Directors resolves as follows:
1.	The share capital of the Company shall be increased from currently CHF 217,224,609.80 (as registered in the commercial registers of the Cantons of Zurich and Basel-Stadt) by an amount of CHF 76,029,518.10 through the issuance of 760,295,181 fully paid registered shares with a par value of CHF 0.10 each at an issue price of CHF 0.10 (the New Shares).

2/2
2.	The subscription price shall be CHF 21 per New Share (the Subscription Price).
3.	20 subscription rights shall grant the holder thereof the right to subscribe for 7 New Shares at the Subscription Price. Shareholders will receive one subscription right for each share held after close of business on May 26, 2008.
4.	The Board of Directors authorizes any two of Marco Suter, Bernhard Schmid, Louis Eber and Daniel Morales to finalize the offering documents relating to the Rights Offering, and to make all filings and give all declarations relating thereto.
5.	The trading of the subscription rights on the EU-regulated market segment of SWX Europe and the New York Stock Exchange (NYSE) and the listing of the New Shares on the “EU-compatible” segment of the SWX Swiss Exchange and trading on the EU-regulated market segment of SWX Europe, and the listing and trading of the New Shares on NYSE and the Tokyo Stock Exchange are hereby approved.
6.	Any and all acts and things in connection with the Rights Offering are approved, hereby also ratifying and confirming all that has been or will be lawfully done or caused to be done, including the execution of any agreements or documents which are deemed necessary or appropriate in connection with the Rights Offering.

\s\ Peter Kurer

21 May 2008	Peter Kurer

\s\ Luzius Cameron

Luzius Cameron